

Strictly Confidential

January 26, 2023

VIA Email: Countrymanv@sec.gov

Vanessa Countryman
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Vanessa Countryman
               Secretary of the SEC

Re: Registration Statement on Form S-4 (Registration No. 333-269006)

To whom it may concern:

We write regarding the above-referenced registration statement (the "Registration Statement") of Priveterra Acquisition Corp. ("Priveterra") concerning a proposed business combination (the "Transaction") between Priveterra and AEON Biopharma, Inc. ("AEON"). As of the date of this letter, the Registration Statement has not yet been declared effective.

This letter is to advise you that, effective as of January 26, 2023, our firm has waived its entitlement to the payment of the deferred underwriting discount in connection with our role as underwriter for Priveterra, as described in the underwriting agreement, dated February 8, 2021, between Priveterra and Wells Fargo Securities, LLC. We further confirm that, although our firm does not have any role with respect to the Transaction, for the avoidance of doubt, our firm has resigned from, or ceased or refused to act in, every office, capacity, and relationship with respect to the Transaction that may be described in the Registration Statement or otherwise. We can also confirm that the foregoing waiver of entitlement to the payment of the deferred underwriting discount and our resignation, ceasure and refusal to act in, every office, capacity, and relationship with respect to the Transaction (even though our firm does not have any role with respect to the Transaction) is not the result of any dispute or disagreement with Priveterra, AEON or any matter relating to Priveterra's or AEON's respective operations, policies, procedures or practices.

We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act of 1933 (the "Securities Act")) nor any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement.

Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Very truly yours,

Wells Fargo Securities, LLC

By: _____

Lear Beyer
Managing Director

Cc: Priveterra Acquisition Corp.